                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549-1004
                                    FORM 11-K


         ______ANNUAL REPORT PURSUANT TO SECTION 15(D) OF
                     SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 1998
                          -----------------

              x     TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
            -----   SECURITIES EXCHANGE ACT OF 1934


For the transition period from (Inception) January 1, 1998 to December 31,1998
                                           ---------------    ----------------

Commission file number 0-24640
                       -------


           Community Medical Transport 401(k) Retirement Savings Plan
              ---------------------------------------------------
                            (Full title of the plan)



                        Community Medical Transport, Inc.
                  4 Gannett Drive, White Plains, New York 10604
              ----------------------------------------------------
               (Name of issuer of the securities held pursuant to
                    the plan and the address of its principal
                                executive office)


Registrant's telephone number, including area code (914) 697-9233

             Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:

                             Dean L. Sloane
                             President and Chief Executive Officer
                             Community Medical Transport, Inc.
                             4 Gannett Drive
                             White Plains, NY 10604

           COMMUNITY MEDICAL TRANSPORT 401 (k) RETIREMENT SAVINGS PLAN



INDEX TO FINANCIAL STATEMENTS

(a)      FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


Independent Auditor's Report...........................................      3

Statement of Net Assets Available for Benefits, as of
         December 31, 1998 and December 31,1997 .......................      4

Statement of Net Assets Available for Benefits with Fund Information
         As of December 31, 1998.......................................      5

Statement of Changes in Net Assets Available for Benefits
         With Fund Information for the year ended
         December 31, 1998 and December 31,1997........................      6

Notes to Financial Statements..........................................   7-10

Supplemental Schedules:

         Line 27a - Schedule of Assets held for Investment
         Purposes as of December 31, 1998 .............................     11

         Line 27d - Schedule of Reportable Transactions for the
         year months ended December 31, 1998...........................     12


Supplemental schedules not listed above are omitted due to the absence of the conditions under which they are required.

                          Independent Auditor's Report


Community Medical Transport
401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Community Medical Transport, 401 (k) Retirement Savings Plan (The "Plan") as of December 31, 1998 and 1997 and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Net Assets Available for Benefits of the Plan as of December 31, 1998 and 1997, and the Changes in Net Assets Available for Benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1998 and (2) reportable transactions for the year ended December 31, 1998, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's rules an Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.







/s/ Puglisi, Midler & Co., LLP
-------------------------------
Puglisi, Midler & Co., LLP

Hartsdale, New York
June 5, 1999

                           COMMUNITY MEDICAL TRANSPORT
                         401 (k) RETIREMENT SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                December 31, 1998



ASSETS                                                       1998         1997
                                                           --------     --------
Investments at Fair Value  (Note B):
 Shares of registered investment companies:
         Merrill Lynch Basic Value Fund ..............     $ 24,978     $ 13,267
         Merrill Lynch Capital Fund ..................       26,244       14,454
         Merrill Lynch Global Allocation Fund ........       30,059       18,230
         Aim Equity Constellation Fund ...............       34,347       16,569
         Davis New York Venture Fund .................       83,990       44,972
                                                           --------     --------
                                                            199,618      107,492

Merrill Lynch Retirement Preservation Trust ..........       60,927       27,886
 Community Medical Transport Inc. Company Stock ......       12,163        7,085
Accrued Income .......................................          602       15,298
Participants' Loans ..................................        1,300            0
                                                           --------     --------

Total Investments ....................................      274,610      142,463
                                                           --------     --------

Receivables

         Total Receivables ...........................        6,004       27,793
                                                           --------     --------

         Total Assets Available for Benefits .........      280,614      170,256
                                                           --------     --------

LIABILITIES

         Refund to Highly Compensated Employee .......            0        1,624
                                                           --------     --------
         Total Liabilities ...........................            0        1,624
                                                           --------     --------

Net Assets Available for Benefits ....................     $280,614     $168,632
                                                           ========     ========

                           COMMUNITY MEDICAL TRANSPORT
                         401 (k) RETIREMENT SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                             AS OF December 31, 1998



                                                                                          PARTICIPANT - DIRECTED
                                                                                  ML
                                                                  CMTI        RETIREMENT      ML BASIC         ML        ML GLOBAL
                                                                COMPANY      PRESERVATION      VALUE         CAPITAL    ALLOCATION
                                                                 STOCK         TRUST           FUND          FUND         FUND
                                                                -------      ------------     --------       -------    ----------
ASSETS
Investment, at fair value (note B): ....................        $12,163        $  --          $  --          $  --          $  --
CMTI Company Stock
ML Retirements Preservation Trust ......................           --           60,927           --             --             --
Shares of Registered Investment Companies
ML Basic Value Fund ....................................           --             --           24,978           --             --
         ML Capital Fund ...............................           --             --             --           26,244           --
         ML Global Allocation Fund .....................           --             --             --             --           30,059
         Equity Constellation Fund .....................           --             --             --             --             --
         Davis NY Venture Fund .........................           --             --             --             --             --
                                                                -------        -------        -------        -------        -------
                                    Total Investments ..         12,163         60,927         24,978         26,244         30,059
                                                                -------        -------        -------        -------        -------
Receivables
         Participants' contributions ...................            582          2,168            413            403
                                                                                                                                421
         Participants' loans ...........................           --             --             --             --             --
         Accrued Income ................................           --             --             --             --             --
                                                                -------        -------        -------        -------        -------
         Total Receivables .............................            582          2,168            413            403            421
                                                                -------        -------        -------        -------        -------

                                            Total Assets         12,745         63,095         25,391         26,647         30,480
                                                                -------        -------        -------        -------        -------

Net Assets Available for Benefits ......................        $12,745        $63,095        $25,391        $26,647        $30,480
                                                                =======        =======        =======        =======        =======

                                                                                             NON-PARTICIPANT
                                                                  PARTICIPANT -    DIRECTED     DIRECTED
                                                                  -------------------------  ---------------
                                                                    AIM EQUITY     DAVIS NY
                                                                  CONSTELLATION     VENTURE
                                                                       FUND          FUND          OTHER                TOTAL
                                                                  -------------    ---------       -----                -----
ASSETS
    ....................................................
Investment, at fair value (note B):
CMTI Company Stock .....................................             $   --         $   --       $   --               $ 12,163
ML Retirements Preservation Trust ......................                 --             --           --                 60,927
Shares of Registered Investment Companies
         ML Basic Value Fund ...........................                 --             --           --                 24,978
         ML Capital Fund ...............................                 --             --           --                 26,244
         ML Global Allocation Fund .....................                 --             --           --                 30,059
         Equity Constellation Fund .....................               34,347           --           --                 34,347
         Davis NY Venture Fund .........................                    0         83,990         --                 83,990
         Participants' loans ...........................                  638            662         --                   1300
         Accrued Income ................................                 --             --            602                  602
                                                                     --------       --------     --------             --------

                                    Total Investments ..               34,347         83,990      __ ____              274,610
                                                                     --------       --------     --------             --------
Receivables
         Participants' contributions ...................                  647          1,370         --
                                                                                    --------     --------             --------
                                                                                                                          6004
         Total Receivables .............................                  647          1,370          602                 6004
                                                                     --------       --------     --------             --------


                                            Total Assets               35,632         86,022          602              280,614
                                                                     --------       --------     --------             --------
Net Assets Available for Benefits ......................             $ 35,632       $ 86,022     $    602             $280,614
                                                                     ========       ========     ========             ========


The accompanying notes are an integral part of these financial statements.
                                                                          Page 5

                           COMMUNITY MEDICAL TRANSPORT
                         401 (k) RETIREMENT SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 For the years ended December 31, 1998 and 1997



                                                1998        1997
                                             ---------    ---------

ADDITIONS:

         Investment Income:
             Net (Depreciation) in fair
         value of mutual fund investments    $ (13,126)   $ (10,823)
         Dividends .......................      12,033        6,569
                                             ---------    ---------

             Total investment (loss) .....      (1,093)      (4,254)
                                             ---------    ---------


Contributions:

         Employer ........................           0       12,495
         Participants ....................     137,970      162,573
                                             ---------    ---------

             Total Contributions .........     137,970      175,068
                                             ---------    ---------

         Total additions .................     136,877      170,814

DEDUCTIONS - DISTRIBUTIONS TO PARTICIPANTS     (24,797)      (2,182)

                  INTERFUND TRANSFERS ....         (98)           0
                                             ---------    ---------

NET INCREASE .............................     111,982      168,632

Net Assets Available for Benefits
         Beginning of year ...............     168,632            0
                                             ---------    ---------

         End of year .....................   $ 280,614    $ 168,632
                                             =========    =========

Reference should be made to the Notes to Financial Statements.

                           COMMUNITY MEDICAL TRANSPORT
                         401 (k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

A    Description of Plan

The following description of Community Medical Transport 401 (k) Retirement Savings Plan (The "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

1. General. The plan is a defined contribution plan covering all full-time employees of the Company who have one year of service (at least 1000 hours) and are age twenty-one or older and who are not covered by a collective bargaining agreement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

2. Contributions. Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company's contribution is discretionary, subject to a maximum amount of 6% of each participant's compensation, and may vary from year to year at the option of the board of directors. For the Plan period ended December 31, 1998, The Company decided not to contribute to the plan. All employer contributions are invested in Community Medical Transport, Inc. common stock. Contributions are subject to certain limitations.

3. Participant Accounts. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings. Allocations are based on participant's earnings or account balances, as defined. Forfeited balances of terminated participants' non-vested accounts are used to reduce future company contributions. The benefit to which a participant is entitled to is the benefit that can be provided from the participant's vested account.

4. Vesting. Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after six years of credited service.

Investment Options. Upon enrollment in the Plan, a participant may direct employee contributions in 10% increments into any of seven investment options. A description of each investment option offered under the plan as follows:

                  Merrill Lynch Retirement Preservation Trust - funds are invested primarily in a broadly diversified portfolio of guaranteed investments contracts and in obligations of U.S. government and government - agency securities.

                  Merrill Lynch Capital Fund Inc.- funds are invested in high quality stocks, corporate bonds and cash equivalents.

                  Merrill Lynch Global Allocation Fund - funds are invested in U.S. and foreign equity, debt and money market securities.

                  Davis NY Venture Fund - funds are invested in shares of a registered investment company that invests primarily in common stock.

                  Aim Constellation Fund - funds are invested in shares of a registered investment company that invests primarily in common stocks.

                  Merrill Lynch Basic Value Funds - funds are invested in primarily common stocks.

                  Community Medical Transport company stock - funds are invested in the common stock of Community Medical Transport, Inc.

B.       Summary of Accounting Policies

Basis of Accounting

         The financial statements of the Plan are prepared under the accrual method of accounting.

         Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets, liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Investment Valuation and Income Recognition

         The Plan's investments are stated at fair market value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value.

         Purchases and Sales of Securities are recorded on a trade date basis.

         Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

         Benefits are recorded when paid.

C.       Related Party Transactions

         Certain Plan investments are shares of mutual funds managed by Merrill Lynch.

         Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Certain costs of plan administration are paid by Community Medical Transport, Inc.

D.       Plan Termination

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions or to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

E.       Reconciliation of Financial Statements to Form 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                             December 31, 1998


 Net assets available for benefits per the
         Financial statements ..............................      $280,614
         Participants' Contributions........................        (6,004)
                                                                -----------

         Net assets available for benefits per form 5500....       274,610
                                                                 =========

 The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

                                                                Year Ended
                                                             December 31,1998


           Withdrawal Payments paid to participants per the
           Financial statements.............................       $24,797
                                                                   -------

           Benefits paid to participants per the Form 5500..       $24,797
                                                                   =======

F    Tax Status


         The Internal Revenue Service has determined and informed the Company by a letter dated May 29, 1997 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan's fiduciary and tax council believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC, and therefore no provision for income taxes have been included in the Plan's financial statements.

G.       Participant Unit Data


For the Year ended December 31, 1998
                                                       Plan Number   Net Assets
                                                        of units      Value per
         Description of Investments                    Outstanding       Unit


Community Medical Transport Inc.
   Common Stock..................................       4,638.70        $  2.62
Merrill Lynch Retirement Preservation Trust......         60,926        $  1.00
Merrill Lynch Basic Value Fund Class D ..........         638.53        $ 37.93
Merrill Lynch Capital Fund Class D ..............         763.80        $ 34.36
Merrill Lynch Global Allocation Fund Class D.....       2,385.67        $ 12.60
Aim Equity Constellation Fund ...................       1,125.40        $ 30.52
Davis New York Venture Fund Inc. ................       3,358.24        $ 25.01

                                                         Supplemental Schedule 1
           COMMUNITY MEDICAL TRANSPORT 401 (k) RETIREMENT SAVINGS PLAN

            Line 27-A SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1998





                                                 Current
Description of Investment                         Value      Cost
                                                --------   --------

Community Medical Transport Inc. Common Stock   $ 12,163   $ 38,601
                                                --------   --------

Merrill Lynch Retirement Preservation Trust .     60,927     60,927
                                                --------   --------

Merrill Lynch Basic Value Fund Class D ......     24,978     24,865
Merrill Lynch Capital Fund Class D ..........     26,244     26,557
Merrill Lynch Global Allocation Fund Class D      30,059     35,164
AIM Equity Constellation Fund ...............     34,347     31,702
Davis New York Venture Fund Inc. ............     83,990     76,510
                                                --------   --------
Total Mutual Funds ..........................    199,618    194,798
                                                --------   --------

Accrued Income ..............................        602          0
                                                --------   --------

Participants Loan ...........................       1300          0
                                                --------   --------



      Total Investments .....................   $274,610   $294,326
                                                ========   ========

                                                         Supplemental Schedule 2

           COMMUNITY MEDICAL TRANSPORT 401 (k) RETIREMENT SAVINGS PLAN

                  Line 27-d SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998



Identity of      Description of Assets                         Purchase
Party/Broker     -----------------------------------       ------------
                 SERIES REPORTABLE TRANSACTION                 Purchase
                                                                  Price
                 -----------------------------------       ------------
Merrill Lynch    Davis New York
                 Venture Fund Inc.
                 (14 Purchases and 8 sales)                   $  39,231

Merrill Lynch    Community Medical Transport Inc.
                 Common Stock
                 (24 Purchases and 15 Sales)                     13,446

Merrill Lynch    Aim Equity Constellation
                 Fund
                 (16 Purchases and 6 Sales)                      14,214

Merrill Lynch    Merrill Lynch Capital Fund
                 Class D
                 (14 Purchases and 5 Sales)                      12,417

Merrill Lynch    Merrill Lynch Global Allocation
                 Fund Class D
                 (15 Purchases and 4 Sales)                      14,354

Merrill Lynch    Merrill Lynch Retirement
                 Preservations Trusts
                 (44 Purchases and 9 Sales)                      31,364

Merrill Lynch    Merrill Lynch Basic Value
                 Fund Class D
                 (14 Purchases and 5 Sales)                      11,319

                                                           ------------
                 Total                                         $136,345

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Board of Directors of Community Medical Transport Inc. has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized on the 10th day of June 1999.



                     Community Medical Transport, 401(k) Retirement Savings Plan
                     -----------------------------------------------------------
                                                                  (Name of Plan)





                                                              /s/ Dean L. Sloane
                                               ---------------------------------
                                                                  Dean L. Sloane
                                           President and Chief Executive Officer